[Northern Tier Energy Letterhead]

May 4, 2012

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Northern Tier Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 10, 2012 File No. 333-178457

Dear Mr. Schwall:

Set forth below are the responses of Northern Tier Energy, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2012 (the “Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-178457), filed on February 10, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

We respectfully note that in addition to responding to the Staff’s comments in the Letter, we have provided revised disclosure in Amendment No. 2 in response to comments received by the Staff by letter dated May 1, 2012, with respect to Northern Tier Energy LLC’s and Northern Tier Finance Corporation’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-178458), filed on April 20, 2012 (the “S-4 Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Amendment No. 1 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Description of Our Indebtedness, page 108

Senior Secured Asset-Based Revolving Credit Facility, page 108

Securities and Exchange Commission

May 4, 2012

1.      We note your response to comment 13 in our letter dated January 9, 2012, and we re-issue the comment in part. Please describe in greater detail the restrictions on your ability to incur additional indebtedness. Please also disclose for illustrative purposes the calculation of your fixed charge coverage ratio as of a recent date.

RESPONSE:

We acknowledge the Staff’s comment and have provided additional disclosure describing in greater detail the restrictions on our ability to incur additional indebtedness. In addition, we have provided a calculation of our fixed charge coverage ratio as of December 31, 2011. Please see page 121 of Amendment No. 2.

Certain Relationships and Related Person Transactions, page 171

Management Services Agreement, page 175

2.     We note your discussion of a “minimum annual fee of $2 million.” Please clarify whether this is the same as the “Minimum Fee” of $500,000 per fiscal quarter specified in Section 2(b) of the Amended and Restated Management Services Agreement.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to clarify that the minimum annual fee of $2 million is the “Minimum Fee” of $500,000 per fiscal quarter specified in Section 2(b) of the Amended and Restated Management Services Agreement. Please see page 187 of Amendment No. 2.

3.     We note the following statement on page 175: “Northern Tier Energy LLC will also pay ACON Management and an affiliate of TPG Capital specified success fees in connection with advice they provide in relation with certain corporate transactions.” We also note the provisions in the Amended and Restated Management Services Agreement concerning a “Subsequent Fee” (Section 2(c)) and a “Success Fee” (Section 2(d)). Please disclose whether you will pay to ACON and TPG in connection with this offering the fees specified in Sections 2(c) and/or 2(d). Also disclose any applicable fees, including an estimate of the amount, in your Prospectus Summary section where you discuss your relationship with ACON and TPG and in your Use of Proceeds section.

RESPONSE:

We acknowledge the Staff’s comment and have revised the disclosure to indicate that we will pay a success fee to ACON and TPG in connection with the offering. Please see page 187 of Amendment No. 2.

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Securities and Exchange Commission

May 4, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

NORTHERN TIER ENERGY, INC.

By:	/s/ PETER T. GELFMAN
Name:	Peter T. Gelfman
Title:	Vice President, General Counsel and Secretary

Cc:	Douglas McWilliams, Vinson & Elkins L.L.P.
Brenda Lenahan, Vinson & Elkins L.L.P.
Michael J. Volkovitsch, Cleary Gottlieb Steen & Hamilton LLP M. Breene Haire, Baker Botts L.L.P.